Mail Stop 4561

September 28, 2005

By U.S. Mail and facsimile to (423)623-6020

Mr. Christopher Triplett
Chief Financial Officer
United Tennessee Bankshares, Inc.
344 West Broadway
Newport, TN 37821-0249

>   **Re: United Tennessee Bankshares, Inc.**
>   **Amendment No. 3 to Schedule 13E-3**
>   **Amendment No. 3 to Preliminary Schedule 14A**
>   **Filed September 19, 2005**
>   **File No. 000-23551**

Dear Mr. Triplett:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A
Background of the Going Private Merger Proposal, page 12

1.   We refer you to your response to prior comment 2. If you continue to believe that the identity of the offering party is not material, please revise to disclose the nature of the offering party as opposed to its identity. For example, you should disclose where the offering party's common stock is traded, the size of the company based on revenue and any other characteristics of its securities that would be helpful to more completely describe the offering party. It is important that this information is provided to security holders, as it is necessary for a comparison of the alternatives to this transaction.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3448 with any questions.

Sincerely,

Jessica Livingston
Senior Attorney

cc: Linda Crouch
       Baker Donelson Bearman, Caldwell & Berkowitz, PC
       207 Mockingbird Lane
       PO BOX 3038 CRS
       Johnson City, TN 37602